

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Michele Allen
Chief Financial Officer
WYNDHAM HOTELS & RESORTS, INC.
22 Sylvan Way
Parsippany, NJ. 07054

Re: WYNDHAM HOTELS & RESORTS, INC.
Form 10-K for the year ended December 31, 2020
File No. 001-38432

Dear Ms. Allen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction